B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2014
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 13, 2014 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”) are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties”.

The following discussion of the operating results and financial position of the Company should be read in conjunction with the condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2014 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2013. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines), a fourth mine under construction in Namibia, which is on time and on budget, and exploration and development projects in Colombia, Burkina Faso and Nicaragua. The Company currently operates the La Libertad Mine and the Limon Mine in Nicaragua, and, commencing on January 16, 2013, the Masbate Mine in the Philippines. The Company has a 90% interest in the Otjikoto gold project in Namibia, currently under construction, an 81% interest in the Kiaka gold project in Burkina Faso, a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint projects in Nicaragua with Radius Gold Inc.

For 2014, the Company is projecting gold production in the range of 395,000 to 420,000 ounces of gold from the La Libertad, Limon and Masbate mines. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project in Namibia as revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. Consolidated cash operating costs are expected to be in the range of $667 to $695 per ounce. With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions.

On January 31, 2014, the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces.

On March 12, 2014, the Company announced positive results from the Preliminary Economic Assessment (“PEA”) for the Gramalote gold project in Colombia. The Gramalote property is a 51% AngloGold Ashanti Ltd. (“AngloGold Ashanti”) and 49% B2Gold joint venture, with AngloGold Ashanti acting as the project manager.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results:

	Three months ended
	March 31
	(unaudited)
	2014	2013

Gold revenue ($ in thousands)	129,020	154,853

Gold sold (ounces)	98,995	95,042

Average realized gold price ($/ounce)	1,303	1,629

Gold produced (ounces)	96,303	79,661

Cash operating costs(1) ($/ounce gold)	634	722

Total cash costs(1) ($/ounce gold)	679	771

Adjusted net income (1)(2) ($ in thousands)	17,504	40,013

Adjusted earnings per share (1)(2) – basic ($)	0.03	0.07

Net (loss) income ($ in thousands)	(23,978)	63

(Loss)/Earnings per share – basic(2) ($/share)	(0.04)	0.00

(Loss)/Earnings per share – diluted(2) ($/share)	(0.04)	0.00

Cash flows from operating activities(3) ($ in thousands) – before changes in non-cash working capital	43,301	46,996

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Attributable to the shareholders of the Company.
(3) Prior period comparative figures have been reclassified to conform with the presentation adopted for the current period relating to the change in long-term value-added tax receivables.

First quarter 2014 and 2013

Revenue

Gold revenue for the first quarter of 2014 was $129.0 million on sales of 98,995 ounces at an average price of $1,303 per ounce compared to $154.9 million on sales of 95,042 ounces at an average price of $1,629 per ounce in the 2013 first quarter. The 17% decrease in revenue was mainly due to a 20% decrease in the average realized gold price. In addition, first quarter 2013 revenues also included amortization of deferred revenue totalling $9.4 million related to gold forward contracts acquired as part of the CGA acquisition in January 2013. Amortization of the balance was completed prior to the 2013 year-end. Gold sales volume only increased by 4% in the first quarter of 2014 (compared to a 21% increase in gold production in the quarter) as gold revenue in the first quarter of 2013 benefitted from the sale of 20,811 ounces of the Masbate Mine’s gold bullion inventory acquired on January 16, 2013. The spot price of gold averaged $1,293 per ounce in the quarter.

In the first quarter of 2014, the Masbate Mine accounted for $60.7 million (Q1 2013 - $86.5 million which included a non-cash amount of $9.4 million described above) of gold revenue from the sale of 46,800 ounces (Q1 2013 – 52,882 ounces), the Libertad Mine accounted for $50.0 million (Q1 2013 - $43.4 million) of gold revenue from the sale of 38,195 ounces (Q1 2013 – 26,760 ounces) while $18.3 million (Q1 2013 - $24.9 million) was contributed by the Limon Mine from the sale of 14,000 ounces of gold (Q1 2013 – 15,400 ounces).

Production and Operating Costs

Consolidated gold production in the first quarter 2014 increased 21% over the same period last year. The increased production was due to the continued strong operational performance of the Company’s La Libertad and Limon Mines in Nicaragua, where gold production increased by 33% and 8%, respectively. Gold production also increased as a result of a full quarter of gold production from the Masbate Mine being included in the Company’s consolidated operating results. The Company acquired the Masbate Mine on January 16, 2013. Production totaling 7,087 ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013 was not included in the Company’s consolidated operating results in the first quarter of 2013.

For the first half of 2014, budgeted gold production of 194,033 ounces is expected to be lower than in the second half of the year of 207,355 ounces, due to a number of factors including the SAG mill replacement in June at the Masbate Mine. In the first quarter of 2014, gold production of 96,303 ounces was near the lower end of the Company’s forecast range. Overall, consolidated production guidance of 395,000 to 420,000 ounces of gold for the year remains unchanged.

Consolidated cash operating costs were $634 per ounce of gold, approximately $90 per ounce lower than in the same period of 2013. Each of the Company’s three operating mines achieved lower than budgeted per ounce cash operating costs. On a consolidated basis, cash operating costs for the first quarter of 2014 were 7% lower than budget. Refer to ”Review of mining operations and development projects” for mine specific details.

In the first quarter of 2013, cost of sales included a non-cash adjustment of $32.4 million related to the inventory portion of the CGA purchase price adjustment. Masbate’s gold bullion inventory and ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition, of which $32.4 million was recognized in the cost of sales in the first quarter of 2013.

Depreciation and Depletion

Depreciation and depletion expense, included in total cost of sales, was $25.3 million in the first quarter of 2014 compared to $14.2 million in the same period in 2013. The increase in depreciation expense was mainly due to slightly higher gold sales and an increase in the average depreciation charge per ounce of gold sold. The depreciation charge increased to $256 per ounce of gold sold in the current quarter from $227 per ounce of gold sold in the comparative quarter (excluding ounces sold relating to gold inventory acquired as part of the CGA acquisition).

The increase in the average depreciation charge per ounce of gold sold reflects the amortization charges in 2014 related to sustaining capital and deferred stripping costs capitalized to mineral interests in the latter part of 2013.

Other

The Company’s first quarter of 2014 statement of operations included a non-cash fair value adjustment loss of $38.3 million on the convertible senior subordinated notes. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company also reported $1.0 million (net of capitalized interest) in interest expense as compared with $0.3 million in the first quarter of 2013. The increase in interest expense was due to increased debt, relating mainly to the revolving corporate credit facility and finance lease obligations. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended March 31, 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $2.5 million.

For the first quarter of 2014, the Company generated a net loss of $24.0 million ($0.04 per share) compared to a net income of $0.06 million ($0.00 per share) in the comparable period of 2013. Adjusted net income (refer to “Non-IFRS Measures”) was $17.5 million ($0.03 per share) compared to $40.0 million ($0.07 per share) in the same period of 2013. The most significant adjustment made to adjusted net income was the exclusion of the non-cash fair value adjustment of $38.3 million relating to the change in fair value of the convertible notes. The 2013 first quarter adjusted earnings figure included reversal of $32.4 million of costs related to the acquisition of the Masbate Mine’s bullion inventory.

Cash flow from operating activities before changes in the non-cash working capital was $43.3 million in the first quarter of 2014 compared to $47.0 million in the first quarter of 2013. In the first quarter of 2014, declines in gold revenues were offset by reductions in cash operating costs and reduced corporate transactions costs. In the first quarter of 2013, operating cash flows benefitted from the gold sales of the Masbate Mine’s gold product inventory acquired on January 16, 2013.

As at March 31, 2014, the Company remained in a strong financial position with working capital of $237.5 million including unrestricted cash of $183.5 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Masbate Mine – Philippines

	Three months ended
	March 31
	(unaudited)
	2014	2013

Gold revenue ($ in thousands)	60,707	86,541

Gold sold (ounces)	46,800	52,882

Average realized gold price ($/ ounce)	1,297	1,636

Tonnes of ore milled	1,598,090	1,263,802

Grade (grams/ tonne)	1.03	1.08

Recovery (%)	80.9	83.2

Gold production (ounces)	42,576	36,467

Cash operating costs(1) ($/ ounce gold)	723	846

Total cash costs(1) ($/ ounce gold)	772	889

Capital expenditures ($ in thousands)	9,531	4,196

Exploration ($ in thousands)	1,659	2,035

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

In the first quarter of 2014, production was 42,576 ounces of gold compared to budget of 51,892 ounces. Overall, production guidance for the year remains unchanged. Gold production was lower than budget, due to a number of factors. At the end of 2013, mine development at the Colorado Pit had advanced more slowly than planned. As a result, mill feed in the first quarter of 2014 (which was forecast to be 100% high grade oxide material from the Colorado Pit) contained higher volumes of transitional and primary ore from the HMBE and Main Vein Pits, which had a lower predicted recovery than the budgeted oxide ore from the Colorado Pit. As Colorado Pit development is expected to catch up to budget in the coming months, the high grade oxide ore from Colorado which had been scheduled to be processed in the quarter will be mined and processed later in the year.

In the first quarter of 2013, gold production at the Masbate Mine was 43,554 ounces of which 36,467 ounces were included in the consolidated results of the Company. The difference of 7,087 ounces related to production from January 1, 2013 to January 15, 2013, prior to the acquisition of the Masbate Mine by the Company on January 16, 2013.

Cash operating costs for the first quarter of 2014 were $723 per ounce, approximately 4% lower than budget, as a result of less than budgeted quantities of waste being mined and high grade ore stockpiling which provided a positive stockpile adjustment against operating costs. Mining of ore was ahead of schedule in the quarter. High grade ore production significantly exceeded both budget (2,105,576 tonnes compared to budget of 1,530,575 tonnes) and ore tonnes milled, resulting in a stock-pile increase. During the three months ended March 31, 2014, less material was processed resulting in lower total process costs; however, these were partially offset by higher than budgeted maintenance costs in the crushing and grinding circuit. High grade ore production was below budget in terms of grade but significantly above budget in terms of tonnes and contained ounces. This primarily reflects differences in mining location versus budget.

Total capital expenditures in the first quarter of 2014 totalled $9.5 million, consisting mainly of a tailings dam expansion, the construction of a water treatment plant and additions to mining equipment.

The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014, at an operating cash cost of approximately $765 to $800 per ounce.

The transition from contract mining to owner mining has commenced and will continue through the remainder of 2014. Management of subcontractors was transferred over to the Company in the first quarter. Buy-out and transfer of the Masbate mine mobile fleet is anticipated on June 30, 2014. Transition of the remaining contract activities is proceeding as anticipated.

In the second quarter of 2014, the existing SAG mill is scheduled to be replaced. The new SAG mill is on site and transfer and assembly of the crane is underway. Actual change-out of the SAG mill will occur in June. On restart, the Masbate Mine will gain approximately 300,000 tonnes per year of additional operating capacity. SAG Mill motors and gear boxes have been upgraded to handle the additional capacity.

In 2013, the Company began a metallurgical sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine. That preliminary work continues, with conclusions expected in the fourth quarter of 2014. A proposed mill expansion would allow the Company to take advantage of opportunities to process additional ore, allow for the full utilization of the new SAG mill and optimize process plant gold recoveries.

Libertad Mine - Nicaragua

	Three months ended
	March 31
	(unaudited)
	2014	2013

Gold revenue ($ in thousands)	49,997	43,407

Gold sold (ounces)	38,195	26,760

Average realized gold price ($/ ounce)	1,309	1,622

Tonnes of ore milled	546,314	487,917

Grade (grams/ tonne)	2.36	1.98

Recovery (%)	93.2	93.8

Gold production (ounces)	38,596	29,124

Cash operating costs(1) ($/ ounce gold)	541	588

Total cash costs(1) ($/ ounce gold)	568	622

Capital expenditures ($ in thousands)	6,391	4,958

Capital expenditures ($ in thousands) – Jabali development	1,384	3,516

Exploration ($ in thousands) – including Jabali exploration	1,166	985

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

La Libertad continued its strong operational performance in the first quarter of 2014, with both gold production ahead of budget and cash operating costs below budget. First quarter gold production at La Libertad was 38,596 ounces, which was 33% higher than the same period in 2013 and 2,430 ounces higher than budget. Higher grade than budgeted contributed to the surplus production (2.36 g/t processed versus 2.17 g/t budget). Ore during the quarter was sourced primarily from Mojon (42%), Crimea (22%) and Santa Maria (21%).

Jabali Central is now operating as a consistent contributor to mill feed. It is anticipated that approximately 300,000 tonnes will be mined from the new pit in 2014. Delivered grades are better than budget so far (2.3 g/t vs 2.17 g/t budget).

Cash operating costs were $541 per ounce for the first quarter of 2014, approximately $42 per ounce below budget and $47 lower than the first quarter of 2013. Cash operating costs for the La Libertad Mine were better than budget due to higher gold production arising from better grades from the Mojon and Crimea pits.

Total capital expenditures in the first quarter of 2014 were $7.8 million, which included $2.9 million of deferred stripping costs, mainly at the Mojon pit, and La Esperanza tailings dam construction costs of $2.2 million.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at a cash operating cost of approximately $545 to $565 per ounce.

Limon Mine - Nicaragua

	Three months ended
	March 31
	(unaudited)
	2014	2013

Gold revenue ($ in thousands)	18,316	24,905

Gold sold (ounces)	14,000	15,400

Average realized gold price ($/ ounce)	1,308	1,617

Tonnes of ore milled	116,012	108,030

Grade (grams/ tonne)	4.46	4.43

Recovery (%)	91.0	91.5

Gold production (ounces)	15,131	14,070

Cash operating costs(1) ($/ ounce)	624	674

Total cash costs(1) ($/ ounce)	699	776

Capital expenditures ($ in thousands)	4,840	4,045

Exploration ($ in thousands)	979	830

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

First quarter of 2014 production at the Limon open pit and underground mine was 15,131 ounces of gold, slightly below budget of 15,685 ounces, but a 7.5% improvement over the first quarter 2013 production of 14,070 ounces due to higher tonnes of ore milled and better grades. Cash operating costs were $624 per ounce in the quarter, approximately $42 per ounce below budget and $50 per ounce below the first quarter of 2013. The reduction in cash operating costs was mainly due to lower site contractor and outside services charges. Process costs were also positively impacted by reduced liner and reagent usage.

Capital expenditures in the first quarter of 2014 totaled $4.8 million which mainly included deferred underground mine development of $1.2 million, deferred pre-stripping charges relating to the Santa Emilia South pit of $1.1 million, and the purchase of mobile equipment of $1.0 million.

The Limon Mine is projected to produce approximately 62,000 to 70,000 ounces of gold in 2014 at a cash operating cost of approximately $650 to $675 per ounce.

As previously reported in Nicaragua, B2Gold regrets to report that two fatalities occurred at the El Limon mine, in two unrelated events during the quarter. On March 24, 2014, a welding contractor was fatally injured while working underground. On March 25, 2014, a work party of four was exposed to high temperature water and vapour when a pipe ruptured while testing a water pumping station. The work party supervisor succumbed to the effects of the exposure two days later. The Company has thoroughly reviewed these accidents and is immediately implementing corrective measures. B2Gold remains completely committed to maintaining a safe environment for its workers to live and operate in and expresses its sincere condolences to family, friends and co-workers of these employees.

B2Gold has continuously improved its safety programs in Nicaragua and has demonstrated improved safety performance, reducing accident frequency from 4 in 2012, to 1.8 in 2013 at the Limon Mine. Safety Programs were reviewed in 2013, and plans made to align Safety Management to the standards of a New Corporate Management System which is a 2014 initiative. With the fatalities in mind we have immediately modified our training programs to focus on preventive practices in our daily operations.

Otjikoto Project - Namibia

The Otjikoto gold project is located 300 kilometres north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

Construction at the Otjikoto project remains on time and on budget, and is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production is anticipated. The Company expects to ramp up to full production in early 2015.

Construction is being managed by B2Gold’s experienced team. Excavation at the mill area is complete and a concrete batch plant is in continuous use to assist with the pouring of foundations. A total of about 15,000 cubic metres of concrete will be poured during construction, and a total of 13,000 cubic metres of concrete has been poured through March 2014. The mill and mining offices have already been completed by a local contractor and the construction of all the other administration buildings is progressing well. Most of the equipment and supplies to build the mill have been purchased and are arriving daily at the site. Mill construction activities are progressing well, 9,000 cubic metres of concrete having been poured in this area, and six leach tanks and five CIP tanks having been erected to date. Additionally, steel is arriving daily at the site and the steel workers have begun to erect steel around the mill and tank areas. The total volume of material moved from the pit area to date is approximately 6.5 million tonnes. In addition, the tailings impoundment has been constructed and lined. This facility is substantially complete and is being used to capture water to start the mill in 2014.

Pre-production expenditures for the three months ended March 31, 2014 totaled approximately $61.5 million (on a cash basis), including mobile equipment purchases of $6.8 million, power plant costs of $3.4 million and prestripping costs of $1.4 million. Total construction and development costs remain in line with the Otjikoto feasibility study released in February 2013, including pre-development costs of $244 million and deferred stripping estimates of $33 million. The Otjikoto feasibility study also assumed that a further $60 million in mobile mining fleet and power plant costs would be lease financed. Leasing arrangements were finalised in the fourth quarter of 2013 and will finance a total of $34 million of mobile mining fleet costs based on current foreign exchange rates. The balance of the fleet and power plant costs has been funded from the Company’s existing cash flows and credit facilities.

The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce. However, based on the positive drill results from the Wolfshag zone to date, on January 21, 2014 the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces per year.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone and will further test the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade a portion of the inferred mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares (“Preference Shares”) in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately 59.3 million Namibian dollars. B2Gold Namibia was then owned indirectly 92% by B2Gold and 8% by EVI, a Namibian black empowerment company. On February 24, 2014, EVI purchased the Preference Shares from B2Gold Namibia for 59.3 million Namibian dollars.

Gramalote Project - Colombia

On March 12, 2014, the Company announced positive results from the PEA for the Gramalote gold project in Colombia. The “NI 43-101 Preliminary Economic Assessment, Gramalote Project, Northwest Colombia” was published on March 31, 2014. The Gramalote property is a 51% AngloGold Ashanti and 49% B2Gold joint venture with AngloGold Ashanti as the project manager. Gramalote is located 230 kilometres northwest of Bogota and 80 kilometres northeast of Medellin in central Colombia.

Highlights of the Gramalote PEA on a 100% basis are:

  Open pit gold mine with an initial life of mine (“LOM”) of 14 years based on Measured, Indicated and Inferred Mineral Resources
  Average annual gold production LOM of 317,500 ounces at $664 direct cash cost per ounce
  Average annual gold production of 373,300 ounces per year for the first 5 years of production
  LOM gold production of 4.445 million ounces
  Average LOM total operating costs (including sustaining capital) of $736 per ounce of gold
  Annual processing rate of 16 million tonnes per year
  Average LOM gold recovery of 95% from conventional milling, flotation and cyanide leach of the flotation concentrate
  Estimated pre-production capital cost of $1,176 million
  LOM pre-tax net cash flow of $1,521 million, and after tax net cash flow of $990 million at a gold price of $1,351 per ounce
  Net present value (“NPV”) pre-tax of $714 million and after-tax of $398 million at a 5.06% discount rate and gold price of $1,351 per ounce generating an after-tax internal rate of return (“IRR”) of 11.5%
  Project payback of 4.8 years.

A trade-off study was completed to determine the optimum throughput rate for the Gramalote project. Throughput rates between 10 million and 24 million tonnes per year were evaluated at gold prices of $1,100 per ounce of gold, $1,300 per ounce and $1,500 per ounce utilizing Inferred Mineral Resources. The results of this study indicate that 16 million tonnes per year provides the best project economics and allows for the use of conventional dual pinion drive grinding mills.

AngloGold Ashanti also completed a new JORC and National Instrument 43-101 compliant Mineral Resource estimate for Gramalote Central Zone, Monjas West and Trinidad. Total Measured and Indicated Mineral Resources at Gramalote Central and Monjas West at a 0.15 gram g/t gold cut-off, within a $1,600 per ounce gold optimized Whittle pit consists of 132.7 million tonnes grading 0.63 g/t gold for a total of 2.69 million troy ounces of gold. The Gramalote Central, Monjas West and Trinidad Inferred Mineral Resource is 239.7 million tonnes grading 0.44 g/t gold for a total of 3.36 million troy ounces of gold using similar parameters as the Measured and Indicated Mineral Resource.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral Resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

At current gold price levels, the Gramalote Project economics are positive but at this time do not move the project to the top of the Company’s priority list for continued development towards a Final Feasibility. The JV partners have agreed on a work program for 2014 that advances the Environmental Impact Study so it can be formally submitted to the Colombian regulators during 2014 which is key to advancing the permitting process. Focus will also be given on addressing other project risk issues such as infill drilling of Inferred Mineral Resources, social programs, environmental monitoring and government relations. Gramalote owns two diamond drills and will utilize those two machines to target 8,000 to 10,000 meters of infill drilling in 2014. At this time, a final budget for 2014 has not been agreed on but should be finalized by May 2014. The current budget estimates for 2014 (100% basis) is $27.8 million. Both joint venture partners continue to fund their share of the project costs while final budget options are being reviewed.

Kiaka Project – Burkina Faso

The Company owns an effective 81% interest in the Kiaka project following its acquisition of Volta in December 2013. The property is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou. The current exploration licence (the “Kiaka Licence”) for the Kiaka Project covers an area of approximately 184 square kilometres and is 100% owned by the Company (indirectly through its subsidiary Kiaka Gold SARL), subject to 10% carried interest held by GAMS – Mining F&I Ltd. (“GAMS”), a Cypriot company with local Burkinabe affiliates. This carried interest entitles GAMS, following the completion of a definitive feasibility study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to development and production stage, an operating company will be formed with each of Kiaka Gold SARL and GAMS contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest.

A permitting study to advance the Kiaka project to an exploitation license was completed and submitted to the Ministry of Mines and Energy in Burkina Faso on March 13, 2014. The permitting study is based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and utilizes a smaller pit that resulted in an improved ore to waste ratio. The Company is progressing on a feasibility study that focuses on the higher grade section of the resources of 54 million tonnes at an average grade of 1.49 g/t gold for 2.58 million ounces in measured and indicated resource categories.

The measured and indicated resource estimate for the Kiaka project is 153.26 million tonnes at a diluted grade of 0.99 g/t for 4.862 million ounces of gold and inferred resources of 33.74 million tonnes at 0.93 g/t for 1.006 million ounces of gold. The Kiaka mineral resource estimate is based on a cut-off grade of 0.4 g/t gold within mineralized wireframes, within a conceptual Whittle pit shell based on a gold price of $1,400 per ounce, marginal operating costs of $11.89 per tonne for processing and general and administrative expenses, $1.58 per tonne for mining and assumes a process recovery of 89.8% .

The 2014 development budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration license to an exploitation license, completing a feasibility level study for Kiaka based on lower throughput options (including additional metallurgical programs), keeping the tenements in good standing and for overhead and administration.

In 2014, the $3.6 million exploration program at Kiaka will focus on drilling of the inferred resource to upgrade areas of inferred to indicated, complete a new geological interpretation of the deposit and continue to evaluate some of the regional targets within the claim area.

Bellavista Property – Costa Rica

On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica.

The Optionee has the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including conducting diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% NSR on the sale of minerals produced from the Bellavista project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised.

Two drilling stages have been completed by the Optionee, consisting of 16 diamond drill holes totalling 1,128 metres. Samples were sent to Canada for assay and metallurgical testing. Based on positive results of these initial programs, additional drilling and field investigations consisting of accessing and enlarging existing underground workings have been planned for the second and third quarters of 2014.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended the first quarter of 2014 with cash and cash equivalents of $183.5 million compared to cash and cash equivalents of $252.7 million at December 31, 2013. Working capital at March 31, 2014 was $237.5 million compared to working capital of $275.7 million at December 31, 2013.

During the three months ended March 31, 2014, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility. As at March 31, 2014, the Company had utilized $50 million of the facility. The Company also has a $34 million Otjikoto equipment loan facility available, based on current foreign exchange rates, of which $22.1 million had been drawn down by quarter-end. The Company is required to maintain a deposit in a debt service reserve account ("DSRA") on the Otjikoto equipment loan equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. As at March 31, 2014, the balance in the DSRA increased to $2.6 million as a result of the additional amounts drawn during the first quarter of 2014. The Company expects that it will be able to complete its planned 2014 capital and exploration expenditures by using its strong mine operating cashflows, existing cash position and its available credit facilities.

Cash provided by operating activities before changes in non-cash working capital totaled $43.3 million for the three months ended March 31, 2014, reflecting the continued profitability of the Company’s operations. In the first quarter of 2014, declines in gold revenues were partially offset by reductions in cash operating costs and reduced corporate transactions costs. In the first quarter of 2013, operating cash flows benefitted from the gold sales of the Masbate Mine’s gold product inventory acquired on January 16, 2013

In the first quarter of 2014, resource property expenditures totaled $95 million, which included Otjikoto Mine construction and mobile equipment expenditures of $61.5 million.

Construction at the Otjikoto project remains on time and on budget, and is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto project is anticipated. The Company expects to ramp up to full production in early 2015. Total pre-development costs remain in line with the Company’s original feasibility study estimates, including pre-development cost estimates of $244 million, deferred stripping of $33 million, and mobile mining fleet and power plant costs of $60 million.

For 2014, the Company has budgeted capital expenditures at the Masbate Mine of approximately $37 million, $36.3 million at the Libertad Mine and $19.7 million at the Limon Mine. The 2014 development budget for the Kiaka project is $8.7 million.

The Company’s total 2014 exploration budget is approximately $32 million that will fund approximately 94,000 metres of drilling mainly on brownfield projects. A total of $8.2 million was incurred in exploration costs during the quarter ended March 31, 2014.

As at March 31, 2014, the Company had the following additional commitments (in addition to those disclosed elsewhere in the MD&A):

  Land payments of $8.8 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $1.9 million will be paid in 2014, $6.6 million in 2015 and the remaining $0.3 million in 2016.

  Purchase of $8.6 million of parts and equipment for the construction of the Otjikoto project mill in Namibia during the second and third quarters of 2014.

  Payments of $7.3 million for Otjikoto project mobile equipment to be incurred in the second half of 2014.

Derivative financial instruments

The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

As at March 31, 2014 forward currency contracts totalling $4.5 million at an average rate of 9.73 rand were outstanding with maturity dates ranging from April 2014 to December 2014. In addition, “zero-cost put/ call” collar contracts totalling $36.5 million were outstanding with maturity dates ranging from April 2014 to December 2014 with an average floor price of 9.61 rand and an average ceiling price of 10.76 rand.

These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period. Changes in the fair value are included in the statement of operations for the period. For the three months ended March 31, 2014, the Company recorded an unrealized derivative gain of $0.9 million (2013 – loss of $2.4 million) and a realized derivative loss of $0.6 million (2013 - nil) upon settlement of some of these contracts.

As at March 31, 2014 the Company’s foreign currency contracts had an estimated fair value of negative $1.6 million.

In the second and third quarters of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. For the three months ended March 31, 2014, the Company recorded an unrealized derivative loss of $1 million in the statement of operations on these contracts.

As at March 31, 2014 the Company’s gold collars had an estimated fair value of negative $1.2 million.

Gold commitments

Under the terms of the Senior Credit Facility, the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

The Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce.

During the three months ended March 31, 2014, the Company entered into further rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018.

Operating activities

Cash flow from operating activities before changes in non-cash working capital was $43.3 million in the first quarter of 2014 compared to $47.0 million in the same quarter last year, a decrease of 8%. The decrease was mainly due to a lower gold price realized during the first quarter of 2014 partially offset by lower production costs in the first quarter of 2014.

Financing activities

In the first quarter of 2014, the Company drew down a further $11.9 million under the Otjikoto equipment loan facility, leaving an unused balance of $11.9 million at March 31, 2014. Repayments of $0.5 million were made under the facility in the first quarter of 2014. As at March 31, 2014, the balance in the related DSRA was $2.6 million.

For the three month period ended March 31, 2014, the Company made repayments under its finance lease obligations of $0.7 million (Q1 2013 - $1.8 million) mainly in connection with the Masbate mining fleet which has been leased.

Interest and commitment fees payments of $6.0 million (Q1 2013 - $0.4 million) were made during the first three months of March 31, 2014. These payments included the first interest payment of $5.1 million for the convertible senior subordinated notes during the first quarter of 2014.

During the three months ended March 31, 2014, the Company received $1.4 million (Q1 2013 - $1.3 million) pursuant to the exercise of 1.1 million (Q1 2013 – 1.6 million) stock options.

Investing activities

During the three months ended March 31, 2014, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totaled $9.5 million (Q1 2013 - $4.2 million), the Libertad Mine (see “Libertad Mine” section) totaled $7.8 million (Q1 2013 - $8.5 million), and the Limon Mine (see “Limon Mine” section) totaled $4.8 million (Q1 2013 - $4.0 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) and Otjikoto mine construction (including mobile equipment, power plant construction and prestripping) (see “Otjikoto Property” section) totaled $3.3 million (Q1 2013 - $14.8 million) and $61.5 million (Q1 2013 - $7.8 million), respectively. The Otjikoto mine construction included payments totalling $26.1 million for capital costs incurred and recorded in 2013. Resource property expenditures on exploration totaled approximately $8.2 million (Q1 2013 - $6.7 million) as disclosed in the table below.

	Three months ended
	March 31
	(unaudited)
	2014	2013

	$	$
	(000’s)	(000’s)

Kiaka, exploration	1,885	-
Masbate, exploration	1,659	2,035
Otjikoto exploration/feasibility	1,081	1,643
Libertad Mine, exploration	1,166	985
Limon Mine, exploration	979	830
Trebol/Pavon	601	146
Calibre joint operation (Primavera)	334	523
Mocoa	128	247
Other	345	301

	8,178	6,710

Masbate Mine

An aggressive 2014 exploration program totaling $6.2 million is underway with five diamond drill rigs currently working. The 2014 program will comprise metallurgical and reserve/resource drilling on numerous mine veins including Montana, Main Vein, Libra East, Grandview, Colorado and Panique. Exploration drilling designed to outline new resources will be carried out on near mine Veins outside of the current reserve/resource such as the Grandview East area which is open east of hole GVRC027 which intersected 75 metres grading 0.91 g/t gold and the Pajo South extension where trenching has intersected up to 15 metres grading 1.04 g/t Au. The Montana Vein remains open at depth and additional drilling is planned for the second quarter of 2014.

A new mineral resource estimate for the Montana Vein is currently underway and is expected to be released in the second quarter of 2014.

In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource. B2Gold’s geologic team believes there is good potential to increase the Masbate reserves and resources with additional exploration drilling.

Libertad Mine

The Libertad exploration budget for 2014 is approximately $4.3 million for a total of approximately 10,500 metres of planned drilling. The program includes resource drilling on the Mojon high grade underground targets and continued exploration on a number of regional targets. The focus of this year’s exploration drilling is directed towards mainly brownfields drilling and evaluation of regional targets. B2Gold’s exploration team believe there is good potential to extend the mine life at Libertad with both open bit and underground targets.

Limon Mine

The 2014 Limon exploration budget is approximately $4.3 million to fund approximately 10,700 metres of drilling. The program includes infill drilling along the Santa Pancha Pozo 4 structure to sufficient drill spacing to allow preliminary mine planning, infill drilling areas of the Pozo 8-2-1 and some drilling on regional targets. Follow up of other interesting regional targets across the Limon claim area is also planned.

Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially further increase annual gold production.

Otjikoto

The Company announced an inferred resource estimate for the Wolfshag zone in January 2014. The newly discovered Wolfshag zone is a 1,600 metre long zone that is as close as 250 metres east of the Otjikoto deposit. The estimated inferred mineral resource for the Wolfshag zone is 6.8 million tonnes grading 3.2 g/t gold containing 703,000 ounces gold (on a 100% basis). The inferred mineral resource is reported within a $1,550 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.5 g/t gold.

It is important to note that the average mineable grade of the adjacent main Otjikoto deposit is 1.42 g/t gold as stated in the feasibility study. Based on the proximity of the Wolfshag zone to the planned Otjikoto open pit, the Company believes a significant amount of the Wolfshag mineralization could be included in an expanded pit, subject to further drilling and final mine plan. The Company intends to update the mine plan to incorporate the Wolfshag zone once infill drilling has upgraded the resource to indicated next year.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone and will further test the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

Kiaka Project

The 2014 development budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration license to an exploitation license, advancing a feasibility level study for Kiaka based on lower throughput options (including additional metallurgical programs), keeping the tenements in good standing and for overhead and administration. Drilling for the metallurgical samples has been completed, samples are being shipped to Canada and the test work will begin in May.

Calibre Joint Venture

The 2014 exploration program for Primavera/Minnesota has a budget of approximately $1.2 million, which will fund detailed mapping and trenching as well as structural study and a detailed geological interpretation.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3, 4 and 6 of its audited consolidated financial statements as at December 31, 2013. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated interim financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Review of long-lived asset and goodwill carrying values and impairment charges;
  Ore reserve and resource estimates;
  Uncertain tax positions; and
  Value of value-added tax receivables.

Review of long-lived asset and goodwill carrying values and impairment charges

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually. Calculating the estimated fair values of cash generating units (“CGU”) for non-current asset impairment tests and CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, net asset value (“NAV”) multiples, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

In the fourth quarter of 2013, goodwill was assessed for impairment and the Company concluded that the goodwill was not impaired. Key assumptions used for impairment testing were: gold price - $1,350/ounce, silver price - $20/ounce, discount rate 5%-7% and NAV multiple – 1.1.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the quarter ended March 31, 2014, the Company recorded provisions totalling $2.7 million representing its best estimate of the outcome of current assessments. The Company intends to appeal the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRIC 21 – Levies

The Company adopted IFRIC 21 on January 1, 2014, with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Asset and those where the timing and amount of the levy is certain. Levies are imposed by a government in accordance with legislation and do not include income taxes, fines or other penalties imposed for breaches of legislation. IFRIC 21 defines an obligating event as the legislatively identified activity that triggers the payment of the levy. Recognition of a liability to pay a levy is at the date of the obligating event. The fact that the Company is economically compelled to continue to operate in the future does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The Company has concluded that IFRIC 21 did not have an effect on the condensed interim consolidated financial statements for the current period or prior periods presented.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, including but not limited to the risks set forth below, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2014, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. Set forth in the table below is a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

	Three months ended
	March 31
	(unaudited)
	2014	2013
	$	$
	(000’s)	(000’s)

Production costs per consolidated financial statements	62,305	70,345

Inventory sales adjustment	(1,205)	(12,856)

Cash operating costs	61,100	57,489

Royalties and production taxes per consolidated financial statements	4,310	3,939

Total cash costs	65,410	61,428

Gold production (in ounces)	96,303	79,661

Cash operating costs per ounce of gold production ($/ounce)	634	722

Total cash costs per ounce of gold production ($/ounce)	679	771

Adjusted net income

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

A reconciliation of net income to adjusted net income is set out in the table below.

	Three months ended
	March 31
	(unaudited)

	2014	2013

	$	$
	(000’s)	(000’s)

Net (loss) income for the period	(23,978)	63
Adjustments:
Loss on fair value of convertible notes	38,287	-
Share-based payments	3,391	2,915
Foreign exchange losses	332	1,590
Write-down of long-term investments	262	3,494
Unrealized losses on derivative instruments	88	2,414
Deferred income tax (recovery)/expense	(878)	719
CGA acquisition costs	-	5,859
Inventory fair value adjustments on CGA acquisition	-	32,354
Amortization of deferred revenue	-	(9,395)

Adjusted net income	17,504	40,013

Basic weighted average number of common shares	671,755	600,379
outstanding (in thousands)

Adjusted net earnings per share – basic ($/share)	0.03	0.07

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

	2014	2013	2013	2013	2013	2012	2012	2012

Gold revenue ($ in thousands)	129,020	138,054	128,730	122,635	154,853	70,783	67,065	57,330

Gold sold (ounces)	98,995	106,185	93,429	86,239	95,042	41,627	39,668	35,860

Average realized gold price ($/ ounce)	1,303	1,300	1,378	1,422	1,629	1,700	1,691	1,599

Gold produced (ounces)	96,303	105,577	98,992	82,083	79,661	44,324	42,156	36,803

Cash operating costs (1) ($/ ounce gold)	634	638	653	732	722	604	571	583

Total cash costs (1) ($/ ounce gold)	679	678	698	782	771	657	624	601

Net (loss) income for the period (2) ($ in thousands)	(23,978)	26,220	7,949	33,071	63	10,948	14,476	11,937

(Loss) earnings per share (2) – basic ($)	(0.04)	0.04	0.01	0.05	0.00	0.03	0.04	0.03

(Loss) earnings per share (2) – diluted ($)	(0.04)	0.02	0.00	0.05	0.00	0.03	0.04	0.03

Cash flows from operating activities ($ in thousands) (3) – before changes in non-cash working capital	43,301	38,125	35,106	35,461	46,996	31,124	28,418	27,791

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Attributable to the shareholders of the Company.
(3) Prior year comparative figures have been reclassified to conform with the presentation adopted for the current period relating to the change in long-term value-added tax receivables.

Quarterly gold revenue increased significantly in 2013, as a result of higher gold production from the Company’s newly acquired Masbate Mine on January 16, 2013 as well as increased production from its Nicaraguan operations. The net loss recorded in the first quarter of 2014 primarily resulted from the loss on fair value of convertible notes of $38.3 million recorded during the quarter.

OUTLOOK

The Company continues to project another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, La Libertad and Limon mines remains unchanged from previous guidance and is expected to be in the range of 395,000 to 420,000 ounces of gold with consolidated cash operating costs of $667 to $695 per ounce (a similar range as in 2013). For the first half of 2014, budgeted gold production is expected to be lower than in the second half of the year, due to a number of factors including the SAG mill replacement in June at the Masbate Mine. In the first quarter of 2014, gold production of 96,303 ounces was near the lower end of the Company’s forecast range.

With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions. The potential addition of production from the recently acquired Kiaka project could add an additional 200,000 ounces of annual gold production in the future.

The Masbate Mine expansion study is expected to be completed by the fourth quarter of 2014, enabling us to make an expansion decision soon thereafter. An Otjikoto expansion study has already been completed with expansion at that facility planned for 2015. The operations continue to benefit from B2Gold’s ongoing exploration successes and experienced construction and operations teams. Having the same teams complete the construction of successive mines and review the operating effectiveness and efficiencies at each site affords B2Gold a unique opportunity to benefit from shared knowledge and experience. Training and empowerment of local mine site workers remains a core part of B2Gold’s operating philosophy and approach, resulting in minimal staff turnover at all levels and effective local control of operations, supplemented by our centralized team of experienced executives.

Growth Strategy

Due to its strong cash position and cash flow from operations, the Company is fully funded to complete its mine site capital expenditures, exploration, and the construction of the Otjikoto mine due to its strong cash position and cash flow from operations. Total liquidity available at March 31, 2014 was approximately $345.4 million consisting of cash of $183.5 million, $150 million remaining available for drawdown under the Company’s $200 million Senior Credit Facility and $11.9 million available under the equipment finance lease with CAT Financials. In 2015, the Company’s cash from operations is expected to increase significantly due to gold production from the Otjikoto mine.

B2Gold will continue to focus on accretive acquisitions and exploration for continued growth. With a proven technical team, strong financial position and access to capital, the Company is well positioned to utilize its model of growth to continue building a profitable, growth oriented, sustainable intermediate gold producer.

OUTSTANDING SHARE DATA

At May 13, 2014 there were 677,710,941 common shares outstanding. In addition, there were approximately 43 million stock options outstanding with exercise prices ranging between Cdn.$0.80 to Cdn.$13.67 per share and 3 million RSU.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, development, production and other activities on the Company’s properties, anticipated technical reports, economic assessments and feasibility studies, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, the completion of the Otjikoto mine, the potential production from the Kiaka Project, availability of credit facilities, potential acquisitions, the benefits expected from acquisitions and planned safety initiatives. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.

The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects that are considered material to the issuer. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis uses the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that do not constitute reserves as in place tonnage and grade without reference to unit measures. For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.